UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2020
Commission File Number 001-15144
TELUS CORPORATION
(Translation of registrant's name into English)

23rd Floor, 510 West Georgia Street
Vancouver, British Columbia V6B 0M3
Canada
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐                           Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELUS CORPORATION

By:	/s/ Andrea Wood
	Name:	Andrea Wood
	Title:	Chief Legal and Governance Officer

Date: May 26, 2020

Exhibit Index
Exhibit Number	Description of Document

99.1	Press Release dated May 21, 2020
99.2	Press Release dated May 21, 2020
99.3	Press Release dated May 22, 2020